UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                 Amendment No. 2

                       PLAY BY PLAY TOYS & NOVELTIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   72811K 10 3
                                 (CUSIP Number)

1) Name of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only)

        Arturo G. Torres

2)      Check the Appropriate Box if a Member of a Group
               (a)    |_|
               (b)    |_|

3)      SEC Use Only

4)      Citizenship or Place of Organization:   U.S.A.

Number                (5) Sole Voting Power: 1,610,990
of Shares
Beneficially          (6) Shared Voting Power:  -0-
Owned by Each
Reporting             (7) Sole Dispositive Power: 1,610,990
Person
With                  (8) Shared Dispositive Power:  -0-

9)      Aggregate Amount Beneficially Owned by Each Reporting Person: 1,610,990

10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares: Not Applicable (See Instructions)

11)     Percent of Class Represented by Amount in Row (9): 21.8%*

12)     Type of Reporting Person (See Instructions): IN

ITEM 1(a)      NAME OF ISSUER:  Play By Play Toys & Novelties, Inc.

ITEM 1(b)      ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES: 4400 Tejasco
                                                        San Antonio, Texas 78218

ITEM 2(a)      NAME OF PERSON FILING: Arturo G. Torres

ITEM 2(b)      ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               4400 Tejasco
               San Antonio, Texas 78218

ITEM 2(c)      CITIZENSHIP:  U.S.A.

ITEM 2(d)      TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e)      CUSIP NUMBER:  72811K 10 3

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13d-1(b), OR 13d-2(b), CHECK WHETHER THE PERSON FILING IS A:

        Not applicable

ITEM 4.  OWNERSHIP.

        (a) Amount Beneficially Owned: 1,610,990

        (b) Percent of Class: 21.8%*

        (c) Number of shares as to which such person has:

            (i)   sole power to vote or to direct the vote: 1,610,990

            (ii)  shared power to vote or to direct the vote:  -0-

            (iii) sole power to dispose or to direct the disposition of:
                  1,610,990

            (iv)  shared power to dispose or to direct the disposition of:  -0-

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

        Not applicable

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
ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

        Not applicable

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

        Not applicable

ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

        Not applicable

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP.

        Not applicable

ITEM 10.  CERTIFICATION.

        Not applicable
--------------------------
* Based on the total number of shares of Common Stock outstanding on December 10, 1997 (the date of the Issuer's most recent Form 10-Q filed with the Securities and Exchange Commission).

SIGNATURE.

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

2/2/98
--------------------
Date

/s/ ARTURO G. TORRES
--------------------
Signature

Arturo G. Torres
--------------------
Name/Title

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